November 14, 2011

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549-3561
Attention:  Susan Block, Attorney-Advisor

Re:          Digital Domain Media Group, Inc.
Registration Statement on Form S-1 (File No. 333-174248)

Dear Ms. Block:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Roth Capital Partners, LLC, as representative of the several underwriters (the “Representative”), hereby joins in the request of Digital Domain Media Group, Inc. with respect to the effective time of the above-referenced Registration Statement so that it will become effective Monday, November 14, 2011, at 4:30 p.m. Eastern Standard Time, or as soon thereafter as practicable.

In connection with this acceleration request and pursuant to Rule 460 under the Securities Act of 1933, as amended, please be advised of the following information:

(i) During the period from November 4, 2011 to November 10, 2011, we have effected approximately the following distribution of copies of the preliminary prospectus dated November 4, 2011:

To Whom Distributed	Number of Copies
Institutions, Brokers and Other	1,615

(ii) During the period from November 10, 2011 to the date of this letter, we have effected approximately the following distribution of copies of the preliminary prospectus dated November 10, 2011:

To Whom Distributed	Number of Copies
Institutions, Brokers and Other	1,510

The Representative confirms that it has complied with and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[signature page follows]

Sincerely yours,

ROTH CAPITAL PARTNERS, LLC
Acting as Representative of the Several Underwriters

By:          /s/ Aaron Gurewitz
Name:     Aaron Gurewitz
Title:       Head of Equity Capital Markets